September 6, 2006

Mr. James Price
Chief Executive Officer
Benacquista Galleries, Inc.
6477 Lickton Pike
Goodlettsville, TN 37072

       Re: **Benacquista Galleries, Inc.**
               Form 10-KSB for the Fiscal Year Ended September 30, 2005
               Filed January 13, 2006
               Form 10-QSB for the Quarterly Period Ended March 31, 2006
               Form 10-QSB for the Quarterly Period Ended June 30, 2006
               File No. 0-51107

Dear Mr. Price:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related discourses and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Cover Page

1.   Please correct the commission file number presented on your cover page to 0-51107 and ensure that the amount of revenues for your most recent fiscal year matches the amount you present in your statement of operations. Also, please ensure that you present your cover page in accordance with the most updated format provided in the Form 10-KSB Official Text.

Market for Common Equity and Related Stockholder Matters, page 8

2.   Please provide your high and low stock prices for each quarter within the last two fiscal years. Refer to Item 201(a) of Regulation S-B.

Financial Statements, page 13

General

3.   We note on pages 11 and 24 that your chief executive officer, Mr. James Price, has not drawn any salary. We also note that you used the residences of Mr. Price and Mr. Tolman as your principle executive and operations offices throughout your history. We further note that your have not paid rent for the use of either of these locations. Please tell us the value of Mr. Price's services and the value of the rent for both of these locations. Please be advised that you should recognize the value of the services and office space in your statements of operations even though there has been no cash outlay. Either tell us where these expenses have been recorded in your statement of operations or amend your filing to revise your financials accordingly. Refer to SAB Topic 5:T.

Notes to Financial Statements, page 19

General

4.   We note that you have not reported information about operating segments. If you have aggregated two or more segments, please tell us why you meet each of the aggregation criteria in paragraph 17 of SFAS 131 and EITF 04-10. In doing so, please specifically address the operations of your collectible art and educational materials businesses. In any event, please disclose in your footnotes the factors used to identify your reportable segments, including the basis of organization including whether operating segments have been aggregated. Please refer to paragraph 26 of SFAS 131.

Note 2 – Summary of Significant Accounting Polices, page 19

Revenue Recognition, page 19

5.   Please expand your disclosure to clarify the point at which you believe that you have transferred the significant risks and rewards of ownership of goods to your customers specifying your policy for both artwork and educational materials. Please also specify whether the terms of your sales are FOB shipping point or destination.

6.   It appears that you have not collected a significant portion of the receivable from your sale of 5,000 copies of the Farmacist's Desk Reference during the 2nd quarter of fiscal year 2006. Please provide us the following additional information regarding this sale:

- Tell us who the buyer is and if it is a related party;

- Tell us the payment terms; and

- Tell us if the sale was made with recourse

7.   Please revise your filing to provide the disclosures required by paragraphs 37-39 of SFAS 131.

Note 5 – Related Party Transactions, page 21

8.   We note your disclosure of your acquisition of the ynoteduk8.com website and the exclusive publishing rights to Farmacist's Desk Reference. We further note that you appear to have recorded the purchase price as advertising expense in your statement of operations for the fiscal year ended September 30, 2005. Please tell us how you accounted for these purchases and the basis in GAAP for your conclusion. Please include a discussion of the factors you considered to evaluate whether or not the transaction constituted a business combination or purchase of productive assets.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Item 3. Controls and Procedures, page 12

9.   We note your disclosure that your chief executive officer and chief financial officer made their conclusions based on their evaluation performed "[w]ithin 90 days of the filing date of this report." Please revise your disclosure to clearly indicate that the effectiveness conclusion is as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.

10.   Please revise to disclose whether you have any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-B.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Notes to Financial Statements, page 7

Note 1 – Nature of Business, page 7

Organization and Nature of Operations, page 7

11.   Your disclosure indicates that you are a development stage enterprise; however, the lack of development stage enterprise financial statements suggests that you no longer consider yourself a development stage enterprise. Please revise your filing to clarify this point.

Plan of Operation, page 10

12.   If you determine that you are no longer a development stage enterprise, please supplement your plan of operations discussion with a discussion of your results of operations. Refer to Item 303 (b) of Regulation S-B.

Exhibit 31.1

13.   We note that you have replaced the term "small business issuer" with "registrant." Please revise to include the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B.

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. In her absence, you may direct your questions to Scott Ruggiero at (202) 551-3331. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief